12014489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8-65897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold C. Brown & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo, New York 14203-2898
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Klucik (716) 854-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaines Kriner Elliott LLP
(Name – *if individual, state last, first, middle name*)

100 Corporate Parkway, Suite 200, Amherst, New York 14226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Matthew C. Collard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2011, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chair, Management Committee
Title

Notary Public

KATHLEEN A. KUBIAK
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Sept. 15, 20 15

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAROLD C. BROWN & CO., LLC
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
December 31, 2011

Financial Statements	**Page**
Independent Auditor's Report	1
Statement of Financial Condition (Net Assets in Liquidation)	2
Statement of Income	3
Statement of Changes in Members' Capital (Changes in Net Assets in Liquidation)	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Schedules and Report	
Computation of Net Capital in accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Exemptive Provision Under Rule 15c3-3	11
Independent Accountants' Report On Applying Agreed-Upon Procedures Related To An Entity's SIPC Assessment Reconciliation	12
Securities Investor Protection Corporation - SIPC-7 General Assessment Reconciliation	13
Determination of "SIPC Net Operating Revenues" and General Assessment	14
Independent Auditor's Supplementary Report on Internal Controls	15 - 16

www.gkecpa.com

GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Members
Harold C. Brown & Co., LLC

We have audited the statement of financial condition (net assets in liquidation) of Harold C. Brown & Co., LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in members' capital (changes in net assets in liquidation), and cash flows for the year then ended which are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the members of Harold C. Brown & Co., LLC approved a plan of cease operations on December 31, 2011, and the Company began liquidation shortly thereafter. As a result, the Company changed its basis of accounting for periods after December 31, 2011, from the going concern basis to the liquidation basis.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles applied on the bases of accounting described in the preceding paragraph.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted accounting standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Gaines Kriner Elliott LLP

February 27, 2012

member
CPA Associates International, Inc.
Amherst • East Aurora
100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

HAROLD C. BROWN & CO., LLC
STATEMENT OF FINANCIAL CONDITION (NET ASSETS IN LIQUIDATION)
As of December 31, 2011

ASSETS

Cash and Cash Equivalents	$ 1,373,319
Accounts Receivable	32,993
Escrow Deposit with Clearing Organization	25,000
Property and Equipment, net (Note 4)	15,000
	$ 1,446,312

LIABILITIES AND NET ASSETS IN LIQUIDATION

Liabilities	
Accounts payable and other accrued expenses	$ 94,067
Accrued liquidation costs	1,010,515
Total liabilities	1,104,582
Net Assets in Liquidation	341,730
	$ 1,446,312

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC
STATEMENT OF INCOME
For the year ended December 31, 2011

Revenues	
Investment advisory services	$ 7,035,792
Other revenue	275,967
Commissions	179,367
Interest income	3,729
Losses on firm trading/errors accounts	(3,299)
	7,491,556
Expenses	
Compensation and benefits	2,523,141
General and administrative expenses	1,172,170
Commissions - other broker-dealers	285,722
Depreciation and amortization	1,160,234
Regulatory fees and expenses	104,831
Interest expense	4,977
	5,251,075
Net income	$ 2,240,481

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL (CHANGES IN NET ASSETS IN LIQUIDATION)

For the year ended December 31, 2011

Members' Capital, January 1, 2011	$ 1,900,004
Distributions to Members	(2,621,373)
Net Income	2,240,481
Members' Capital, December 31, 2011 (going concern basis)	1,519,112
Adjustments relating to the adoption of liquidation basis of accounting:	
Accrual of estimated costs of liquidation and termination	(1,010,515)
Assets written-off in adopting liquidation basis of accounting	(166,867)
Total adjustments relating to the adoption of liquidation basis of accounting	(1,177,382)
Net Assets in Liquidation, Ending	$ 341,730

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

Cash Flows From Operating Activities:	
Net income	$ 2,240,481
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,160,234
Changes in operating assets and liabilities:	
Accounts receivable	(32,507)
Prepaid expenses and other current assets	(9,204)
Accrued profit sharing plan and bonus expenses	(197,784)
Accounts payable and other accrued expenses	(10,292)
Net cash provided by operating activities	3,150,928
Cash Flows Provided By Investing Activities:	
Short-term investment purchases/reinvested income	207,955
Cash Flows From Financing Activities:	
Repayment of note payable - former member	(243,007)
Distributions to members	(2,621,373)
Net cash used for financing activities	(2,864,380)
Net increase in cash and cash equivalents	494,503
Cash and Cash Equivalents, Beginning	878,816
Cash and Cash Equivalents, Ending	$ 1,373,319

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 4,977

The accompanying notes are an integral part of these financial statements.

NOTE 1 - BUSINESS ACTIVITY

Through December 31, 2011, Harold C. Brown & Co., LLC (the "Company") acted as an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and an investment advisor who cleared all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

NOTE 2 - PLAN TO DISCONTINUE CURRENT OPERATIONS AND LIQUIDATE THE COMPANY

In an agreement finalized January 1, 2011 and modified during the year, the members of the Company agreed to discontinue the operations of its business as of December 31, 2011 and to begin to liquidate its remaining assets. The members operated the Company as usual through December 31, 2011; consequently, the statements of income and cash flows have been presented for the year ended December 31, 2011.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company's financial statements are prepared on the liquidation basis of accounting. Accordingly, the Company revalued its assets and liabilities to the amounts expected to be collected and paid during the liquidation. The effect of the revaluation is included in the statement of net assets in liquidation as accrued liquidation costs. Differences between the revalued amounts and actual cash transactions will be recognized in the year they can be estimated.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates and assumptions.

Cash Equivalents - Cash equivalents consist of money market mutual funds.

Property, Equipment, and Depreciation - Property and equipment are stated at amounts anticipated to be realized in liquidation net of disposal costs. As a result of the Company's plan to discontinue operations, the depreciation of the property and equipment was accelerated during the year ended December 31, 2011.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Intangible Assets - The Company's intangible assets consisted of customer accounts/relationship and its trade name. These intangible assets were recorded in June 2003 when the Company was purchased by its current members. As a result of the Company's plan to discontinue operations, the amortization of the intangible assets was accelerated and were fully amortized during the year ended December 31, 2011.
Revenue - Investment advisory services revenue is recorded monthly, based upon the market value of the customer's account at the end of the previous month. Fees charged vary based upon the asset value of the account.

Advertising - The Company expensed advertising as incurred. Advertising expense was $1,745 for year ended December 31, 2011.

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Income Taxes - The Company is a limited liability company ("LLC") which is treated as a partnership for income tax reporting purposes. In lieu of Federal and state income taxes imposed on the Company, the members are taxed individually on their respective share of items of income, deductions, losses, and credits.

Generally accepted accounting principles establishes a methodology for accounting for uncertainty in income taxes. The Company's management evaluates its tax positions to determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the tax position, including resolution of any related appeals or litigation. Management has analyzed the Company's tax positions and concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require disclosure in the financial statements. Tax returns prior to 2008 are no longer subject to future examination by taxing authorities.

Subsequent Events - The Company evaluated all events subsequent to December 31, 2011 through February 27, 2012, the date the financial statements were available to be issued. No events subsequent to December 31, 2011 required recognition or disclosure.

Personal Assets and Liabilities and Members' Salaries - The financial statements do not include the personal assets and liabilities of the members, including their obligation for income tax on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements for the year ended December 31, 2011 do not include any salaries for the members.

NOTE 4 - ADJUSTMENT OF ESTIMATED VALUE

Effective with the decision to liquidate, the carrying amounts of assets and liabilities were adjusted from their historical bases to the amounts of cash expected from their realization at settlement. Additionally, the cost anticipated to be incurred during the period of liquidation were included as a liability. Because of the expected short liquidation period, the effects of discounting would not be significant and have been ignored. The initial adjustment decreased net assets by $1,177,382 as follows:

	Historical Basis	Estimated Liquidation Value
Prepaid expenses	$ 167,224	$ -
Property and equipment	14,643	15,000
Costs anticipated to be incurred during liquidation	-	(1,010,515)
	$ 181,867	$ (995,515)

NOTE 5 - OPERATING LEASE

The Company rents office space under a lease agreement which expires in May 2012. The lease agreement calls for monthly rental payments of $20,715 per month. The Company is also responsible for their proportionate share of various costs shared with the landlord, which include taxes, utilities, and operating expenses. The amount anticipated to be incurred during liquidation of approximately $109,000 has been included in accrued liquidation costs. Rental expense under the terms of the lease agreement amounted to approximately $284,700 for the year ended December 31, 2011.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed fifteen times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2011, the Company's net capital and required net capital, as defined, and before the adjustments to the liquidation basis at accounting, were $1,306,709 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .07 to 1.

NOTE 7 - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that are potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate non-performance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

SUPPLEMENTARY SCHEDULE **SCHEDULE 1**

HAROLD C. BROWN & CO., LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

Net assets in liquidation	$ 341,730
Add:	
Adjustments relating to the adoption of liquidation basis of accounting:	
Accrual of estimated costs of liquidation and termination	1,010,515
Assets written-off in adopting the liquidation basis of accounting	166,867
Total members' capital (going concern basis)	1,519,112
Deductions:	
Total non-allowable assets:	
Accounts receivable, net of related commissions	32,993
Property and equipment, net	14,643
Prepaid expenses	167,224
Net capital before haircuts on securities' positions	1,304,252
Haircuts on securities:	
Trading and investment securities	14,040
Net capital	$1,290,212
Computation of basic net capital requirement:	
Net capital requirement {greater of 6-2/3% of aggregate indebtedness $6,271 or $50,000}	$ 50,000
Excess net capital	$1,240,212
Aggregated indebtedness:	
Accounts payable and other accrued expenses	94,067
Ratio of aggregate indebtedness to net capital	.07 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part II - A of Form X-17A-5 as of December 31, 2011. Accordingly, no reconciliation of the two computations is deemed necessary.

HAROLD C. BROWN & CO., LLC
EXEMPTIVE PROVISION UNDER RULE 15C3-3
For the year ended December 31, 2011

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Position or Control Requirements Under Rule 15c3-3" are not applicable.

www.gkecpa.com

GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Harold C. Brown & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Harold C. Brown & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harold C. Brown & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harold C. Brown & Co., LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and electronic cancelled check images noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gaines Kriner Elliott LLP

February 27, 2012

member
CPA Associates International, Inc.

Amherst • East Aurora
100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Harold C. Brown & Co., LLC
One HSBC Center - Suite 3800
Buffalo, NY 14203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Barbara L. Klucik 716-854-2500

2. A.	General Assessment (item 2e from page 2)		$ 17,471
B.	Less payment made with SIPC-6 filed (exclude interest) 9/26/2011 Date Paid		(8,910)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 8,601
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,601	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harold C. Brown & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 12.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 2, 2011 and ending December 31, 2011
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,491,160
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	3,364
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,364
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(291,751)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(214,202)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(505,953)
2d. SIPC Net Operating Revenues	$ 6,988,571
2e. General Assessment @ .0025	$ 17,471

(to page 1, line 2.A.)

www.gkecpa.com

GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Harold C. Brown & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Harold C. Brown & Co., LLC, as of and for the year ended December 31, 2011 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recommendations of differences required by Rule 17a-13.
2. Comply with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Amherst • East Aurora
member
CPA Associates International, Inc. 100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of internal control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected, and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Baines Kimer Elliott LLP

February 27, 2012